EXHIBIT 99.1

HEXO Corp provides preliminary fourth quarter 2019 revenue results and withdraws fiscal year 2020 outlook

GATINEAU, Quebec, Oct. 10, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) is providing preliminary revenue for its fiscal fourth quarter and year ended July 31, 2019 and is also withdrawing its previously issued financial outlook for fiscal 2020.

Based on preliminary financial information and subject to year-end closing adjustments, HEXO expects net revenue for the fourth quarter to be approximately $14.5 million to $16.5 million and net revenue for the year to be approximately $46.5 million to $48.5 million.

“Fourth quarter revenue is below our expectation and guidance, primarily due to lower than expected product sell through,” commented Sebastien St-Louis, CEO and co-founder of HEXO Corp. “While we are disappointed with these results, we are making significant changes to our sales and operations strategy to drive future results. Over the past quarter, we began re-configuring our operations to focus on high-selling strains and initiated a new sales strategy that we believe will meaningfully improve performance.  We plan to discuss these in more detail on our upcoming earnings call.”

Slower than expected store rollouts, a delay in government approval for cannabis derivative products and early signs of pricing pressure are being felt nationally. The delay in retail store openings in our major markets has meant that the access to a majority of the target customers has been limited.  Additionally, regulatory uncertainty across the pan-Canadian system and jurisdictional decisions to limit the availability and types of cannabis derivative products have contributed to an increased level of unpredictability. As a result, HEXO is withdrawing its previously issued financial outlook for fiscal year 2020.

“Withdrawing our outlook for fiscal year 2020 has been a difficult decision,” added St-Louis. “However, given the uncertainties in the marketplace, we have determined that it is the appropriate course of action. We are also placing a greater focus on profitability. We are evaluating our plans and operations to see where we can be even more efficient. We are at our best when we are highly focused on our strategic priorities, always with a view to drive long-term value for shareholders. Growing low-cost, quality cannabis and developing innovative products is our priority and we are renewing our commitment to do so.”

The Company plans to release its complete financial results for the year ended July 31, 2019 on Thursday, October 24, 2019, before markets open, as well as host a webcast for investors and analysts at 8:30 a.m. EDT that same day.

Webcast Details
Date: October 24, 2019
Time: 8:30 a.m. EDT
Webcast: https://event.on24.com/wcc/r/2112048/C13DC676CE53A5FD2CEB4095D0FF4A3A
Replay information: A replay of the call will be accessible by telephone until 11:59 a.m. EDT on November 7, 2019.
Toll Free Dial-In Number: 1-888-390-0541.
Replay Password: 531469#

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com